SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

American Greetings Corporation

(Name of Issuer)

Class B Common Shares

(Title and Class of Securities)

026375-20-4

(CUSIP Number)

Irving I Stone Limited Liability Company
Gary Weiss, Manager
One American Road
Cleveland, Ohio 44144
(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375-20-4			Schedule 13D	Page 2 of 6 Pages

1.	Name of Reporting Person: Irving I. Stone Limited Liability Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,818,182

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,818,182

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,818,182

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 026375-20-4	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

     This Schedule 13D relates to Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). The principal executive offices of the Company are located at One American Road, Cleveland, Ohio 44144.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of the Irving I. Stone Limited Liability Company (the “Reporting Person” or the “Irving Stone LLC”). The Irving Stone LLC is an Ohio limited liability company and is governed by that certain Operating Agreement, dated September 6, 1995 (the "Operating Agreement”). The Irving Stone LLC was formed primarily as a vehicle to facilitate the business and estate planning goals of the late Irving I. Stone (“Mr. Stone”), and has held primarily Class B Shares since its formation. The Irving Stone LLC’s principal offices and business are located at One American Road, Cleveland, Ohio 44144.

     Mr. Stone held 98% of the membership interest in the Irving Stone LLC during his life. Since Mr. Stone’s death in 2000, this 98% membership interest has been held by the Irving I. Stone Revocable Trust, a formerly revocable trust of Mr. Stone. Judith Stone Weiss, Mr. Stone’s daughter, holds 1% of the membership interest in the Irving Stone LLC. The Irving I. Stone Oversight Trust (the “Oversight Trust”) holds the remaining 1% interest (such interest, the “Class I Interest”). Pursuant to the Operating Agreement, during Mr. Stone’s life, management of the Irving Stone LLC was reserved to its members. Mr. Stone, as the holder of 98% of the membership interest, controlled the Irving Stone LCC. Effective upon Mr. Stone’s death, pursuant to the Operating Agreement, only members holding Class I Interest have voting rights to control the Irving Stone LLC’s business and affairs. Accordingly, the Oversight Trust, as the only holder of Class I Interest, has controlled the Irving Stone LLC since Mr. Stone’s death.

     The Oversight Trust is a trust created by that certain Agreement, dated September 6, 1995, to manage the business and affairs of the Irving Stone LLC upon Mr. Stone’s death. The Oversight Trust is governed by its four trustees. The functions of the trustees of the Oversight Trust, including voting or directing the disposition of Class B Shares held by the Irving Stone LLC, can be made only by agreement of at least 70% of the trustees. The trustees’ principal business address is One American Road, Cleveland, Ohio 44144.

     Neither the Reporting Person nor the Oversight Trust has during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source of Funds.

     Mr. Stone, the former Founder-Chairman of the Company, was an initial investor in the Company and acquired additional Class B Shares from time to time through outright purchases with personal funds and dividend reinvestment. Mr. Stone acquired beneficial ownership of more than 5% of the outstanding Class B Shares prior to December 22, 1970, and in accordance with Rule 13d-1(d) under the Act, reported his beneficial ownership of such Class B Shares on Schedule 13G. In 1995, Mr. Stone

CUSIP No. 026375-20-4	Schedule 13D	Page 4 of 6 Pages

transferred 1,800,000 Class B Shares to the Irving I. Stone LLC in exchange for 99% of the membership interests, and Judith Stone Weiss transferred 18,182 Class B Shares to the Irving Stone LLC in exchange for 1% of the membership interests. In the same year, Mr. Stone transferred the Class I Interest, constituting 1% of the membership interest, to the Oversight Trust as a gift.

Item 4. Purpose of Transaction.

     Mr. Stone was an initial investor of the company and acquired additional Class B Shares through outright purchases with personal funds and dividend reinvestment. Mr. Stone acquired and held the Class B Shares for investment purposes. The purpose of the transfer of the Class B Shares to the Irving Stone LLC was to achieve the business and estate planning goals of Mr. Stone. The purpose of the transfer of the Class I Interest to the Oversight Trust was to provide the Oversight Trust with control of the Irving Stone LLC upon Mr. Stone’s death.

     In the future, the Reporting Person and the Oversight Trust may acquire additional Class B Shares. Any such acquisitions may be made through open market or private purchases or by any other means deemed advisable by the Reporting Person or the Oversight Trust. The Reporting Person or the Oversight Trust also may consider selling some or all of the Class B Shares, depending upon liquidity, strategic, tax and other considerations.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor the Oversight Trust has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)-(b). The Reporting Person beneficially owns and has the sole power to vote and dispose of 1,818,182 Class B Shares. The 1,818,182 Class B Shares beneficially owned by the Irving Stone LLC constitute approximately 43.7% of the Class B Shares outstanding as of May 2, 2005.

     The Oversight Trust, as the holder of the Class I Interest, shares the power to vote and dispose of the 1,818,182 Class B Shares held by the Irving Stone LLC. The 1,818,182 Class B Shares constitute approximately 43.7% of the Class B Shares outstanding as of May 2, 2005.

     (c). Neither the Reporting Person nor the Oversight Trust has effected any transactions in the Class B Shares in the past 60 days.

CUSIP No. 026375-20-4	Schedule 13D	Page 5 of 6 Pages

     (d). Except for the non-controlling members of the Irving Stone LLC, Judith Stone Weiss and the Revocable Trust of Irving I. Stone, no other person is known by the Reporting Person or the Oversight Trust to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person was party to a Shareholder’s Agreement, dated November 19, 1984 (the "Shareholder’s Agreement”), among the Company and the shareholders that were signatories thereto. The Shareholder’s Agreement provided that the signatory shareholders were to offer Class B Shares to the other signatory shareholders and then to the Company before transferring Class B Shares outside of the specified group, which consisted of certain family members, family trusts, charities and the Company. Effective May 2, 2005, the Shareholder’s Agreement was terminated.

     Under the Company’s Amended Articles of Incorporation, each Class B Share is entitled to ten votes on all matters presented to shareholders and is convertible by the holder to one Class A Common Share; provided, however, that the holder must first offer the Class B Share to the Company pursuant to its right to repurchase the share at the then market value for the Class A Common Shares.

Item 7. Material to be Filed As Exhibits.

     None.

CUSIP No. 026375-20-4	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2005
IRVING I. STONE LIMITED LIABILITY COMPANY

	By:	/s/ Gary Weiss

	Name:	Gary Weiss
	Title:	Manager